FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 16, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL REPORTS ITS CONTROLLING SHAREHOLDER
 ANNOUNCED EXAMINATION OF SUBMITTING A CREDITORS
 ARRANGEMENT PROPOSAL IN EUROCOM

NETANYA, Israel, January 16, 2018 – Cellcom Israel Ltd. (NYSE: CEL) (the “Company”) reported today that Discount Investment Corporation Ltd., or DIC, its indirect controlling shareholder,  announced that it is examining the possibility of formulating an outline of a proposal for a creditors arrangement in Eurocom Communications Ltd. and/or companies in the Eurocom group. DIC clarified it has not yet formulated final principles for such a proposal and that there is no assurance that such a proposal will be made, among others, due to various factors, some of which are not under DIC's control. DIC further clarified that if such proposal is made, approved and implemented, it may, under certain conditions, have implications on DIC's holdings in the Company.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.805 million cellular subscribers (as at September 30, 2017) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: January 16, 2018	By:	/s/ Liat Menahemi Stadler
	Name:	Liat Menahemi Stadler
	Title:	VP Legal and Corporate Secretary